SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Alan Singer, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Page 1 of 16 Pages)

CUSIP No. 92335C106	SCHEDULE 13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,810,469 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,810,469 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,810,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS Robert J. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,604 Shares (1)
	8	SHARED VOTING POWER 3,346,588 Shares (2)
	9	SOLE DISPOSITIVE POWER 71,604 Shares (1)
	10	SHARED DISPOSITIVE POWER 3,346,588 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,418,192 Shares (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 8,011 shares underlying restricted stock units that will vest on March 31, 2019.
(2)	Includes 2,810,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 41,122 shares held by the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1, 411,003 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1 and 83,994 shares held by the Joan Byrne Hall Revocable Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS Joan Byrne Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 3,346,588 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 3,346,588 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,346,588 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 2,810,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 41,122 shares held by the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1, 411,003 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1 and 83,994 shares held by the Joan Byrne Hall Revocable Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS James B. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 529,622 Shares (1)
	8	SHARED VOTING POWER 2,810,469 Shares (2)
	9	SOLE DISPOSITIVE POWER 529,622 Shares (1)
	10	SHARED DISPOSITIVE POWER 2,810,469 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,346,588 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 41,122 shares held by the James B. Byrne 2016 Grantor Retained Annuity Trust #1, 411,003 shares held by the James B. Byrne 2017 Grantor Retained Annuity Trust #1 and 77,497 shares held by the James Bradley Byrne Revocable Trust.
(2)	Includes 2,810,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS Thomas F. Byrne, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 529,622 Shares (1)
	8	SHARED VOTING POWER 2,810,469 Shares (2)
	9	SOLE DISPOSITIVE POWER 529,622 Shares (1)
	10	SHARED DISPOSITIVE POWER 2,810,469 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,346,588 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 41,122 shares held by the Thomas F. Byrne, II 2016 Grantor Retained Annuity Trust #1 and 411,003 shares held by the Thomas F. Byrne, II 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 2,810,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS Michael C. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,172 Shares
	8	SHARED VOTING POWER 3,912,827 Shares (1)
	9	SOLE DISPOSITIVE POWER 97,172 Shares
	10	SHARED DISPOSITIVE POWER 3,912,827 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,009,999 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 2,810,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 436,547 shares held by the Michael C. Ray 2009 Grantor Retained Annuity Trust, 208,556 shares held by the Anne-Marie Ray Revocable Trust, 46,252 shares held by the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1 and 411,003 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS Anne-Marie Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,102,358 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,810,469 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,912,827 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 436,547 shares held by the Michael C. Ray 2009 Grantor Retained Annuity Trust, 208,556 shares held by the Anne-Marie Ray Revocable Trust, 46,252 shares held by the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1 and 411,003 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 2,810,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS Barbara Bradley Baekgaard Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 158,328 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 158,328 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,328 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.44%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 10 of 16 Pages

This Amendment No. 11 (“Amendment No. 11”) amends the Schedule 13D, as such schedule has previously been amended (the “Schedule 13D”), filed by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust (the “Trust”), Robert J. Hall, Joan Byrne Hall, Michael C. Ray, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and the Barbara Bradley Baekgaard Foundation (the “Foundation” and, collectively with the persons and entities named above, the “Reporting Persons”) with respect to the common stock, no par value (the “Common Stock”), of Vera Bradley, Inc. (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 11 does not modify any information previously reported by the Reporting Persons in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Barbara B. Baekgaard (“Baekgaard”), co-founder and a director of the Issuer, created the Trust on January 19, 2009 and served as its sole trustee until January 19, 2013. On January 19, 2009, Baekgaard contributed 8,810,469 shares of Common Stock to the Trust. On January 19, 2013, Baekgaard resigned as trustee of the Trust, and Joan Byrne Hall and Michael C. Ray were appointed as co-trustees of the Trust. Joan Byrne Hall is Baekgaard’s daughter and is married to Robert J. Hall, the Chairman of the Board of Directors of the Issuer. Michael C. Ray is married to Baekgaard’s daughter, Anne-Marie Ray, and was Chief Executive Officer of the Issuer prior to his retirement in November 2013. On October 27, 2014, Michael C. Ray resigned as trustee of the Trust, and James B. Byrne was appointed co-trustee to serve with Joan Byrne Hall. James B. Byrne is Baekgaard’s son. In their capacities as co-trustees of the Trust, Joan Byrne Hall and James B. Byrne are deemed to indirectly beneficially own the Common Stock held by the Trust (the “Trust Shares”). In addition, Michael C. Ray and Thomas F. Byrne, II are deemed to indirectly beneficially own the Trust Shares because of their influence with respect to the investment and voting of such shares. Thomas F. Byrne, II is Baekgaard’s son. Robert J. Hall is also deemed to indirectly beneficially own the Trust Shares because of his influence with regard to Joan Byrne Hall’s investment and voting power with respect to the shares held by the Trust. Anne-Marie Ray is deemed to indirectly beneficially own the Trust Shares because of her relationship to Michael C. Ray.

As described in more detail below, beginning in 2015, the Trust has, from time to time, made distributions of shares of Common Stock to the beneficiaries of the Trust, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall (collectively, the “Beneficiaries”). Immediately following all but the first distribution described below, each of the Beneficiaries transferred the shares of Common Stock received to a grantor retained annuity trust bearing his or her name (such grantor retained annuity trust is individually referred to as a “GRAT” and collectively, the grantor retained annuity trusts are referred to as the “GRATs”). Each of the Beneficiaries respectively has served as the sole trustee and sole annuitant of each GRAT bearing her or his name and, in their capacities as trustees, each of the Beneficiaries is deemed to indirectly beneficially own the shares held by each respective GRAT that bears his or her name. Each of Robert J. Hall and Michael C. Ray is deemed to indirectly beneficially own the shares of Common Stock held by each of the GRATs bearing the name of Joan Byrne Hall or Anne-Marie Ray, respectively, due to their influence with respect to investment and voting of such shares.

CUSIP No. 92335C106	SCHEDULE 13D	Page 11 of 16 Pages

As also described in more detail below, from time to time a GRAT made annuity payments to its annuitant in shares of Common Stock; as noted above, each Beneficiary is the sole annuitant of each GRAT bearing his or her name. Following an annuity payment to James Byrne, Joan Byrne Hall or Anne-Marie Ray, each of them transferred the shares of Common Stock received to a revocable trust bearing his or her name (each, a “Revocable Trust” and collectively, the “Revocable Trusts”). Each of James Byrne, Anne-Marie Ray and Joan Byrne Hall is the sole trustee of the revocable trust bearing his or her name, and in that capacity, has had voting and investment power over the shares of Common Stock held by such revocable trust. Each of Robert J. Hall and Michael C. Ray is deemed to indirectly beneficially own the shares of Common Stock held by the Joan Byrne Hall Revocable Trust or the Anne-Marie Ray Revocable Trust, respectively, due to their influence with respect to the investment and voting of such shares.

On July 1, 2015, the Trust distributed 50,000 shares of Common Stock to each Beneficiary (an aggregate of 200,000 shares). Immediately thereafter, each beneficiary made charitable gifts of the 50,000 shares of Common Stock he or she received, including 25,000 shares of Common Stock that were donated to the Foundation. As a result, the Foundation received an aggregate of 100,000 shares. The trustees of the Foundation are James B. Byrne, Thomas F. Byrne, II, Joan Byrne Hall, Anne-Marie Ray and Baekgaard. Robert J. Hall and Michael C. Ray participate in the determinations with respect to investment and voting of the Common Stock held by the Foundation.

On September 21, 2015, the Trust distributed 300,000 shares of Common Stock to each Beneficiary (an aggregate of 1,200,000 shares). Immediately thereafter, each Beneficiary transferred the 300,000 shares he or she received to the James B. Byrne 2015 Grantor Retained Annuity Trust, the Thomas F. Byrne, II 2015 Grantor Retained Annuity Trust, the Anne-Marie Ray 2015 Grantor Retained Annuity Trust (the “Anne-Marie Ray 2015 GRAT”) and the Joan Byrne Hall 2015 Grantor Retained Annuity Trust (collectively, the “2015 GRATs”), respectively. As a result of subsequent annuity payments and sales of Issuer Common Stock made by the 2015 GRATs, none of the 2015 GRATs currently hold shares of Issuer Common Stock. Following the distribution by the 2015 GRATs of all of their respective assets, the 2015 GRATs were terminated.

On July 27, 2016, the Trust distributed 200,000 shares of Common Stock (the “July 27, 2016 Distribution”) to each Beneficiary (an aggregate of 800,000 shares). Immediately thereafter, each Beneficiary transferred the 200,000 shares he or she received to the James B. Byrne 2016 Grantor Retained Annuity Trust #1, the Thomas F. Byrne, II 2016 Grantor Retained Annuity Trust #1, the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1 and the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1 (collectively, the “2016 GRATs”), respectively.

On October 3, 2016, each of the 2015 GRATs made annuity payments of 126,481 shares of Common Stock to the Beneficiary that is its sole annuitant. Immediately thereafter, each of James Byrne, Anne-Marie Ray and Joan Byrne Hall assigned the 126,481 shares of Common Stock he or she received to the James Bradley Byrne Revocable Trust, the Anne-Marie Ray Revocable Trust and the Joan Byrne Hall Revocable Trust, respectively.

On June 19, 2017, the Trust distributed 500,000 shares of Common Stock to each Beneficiary (an aggregate of 2,000,000 shares). Immediately thereafter, each Beneficiary transferred the 500,000 shares he or she received to the James B. Byrne 2017 Grantor Retained Annuity Trust #1, the Thomas F. Byrne, II 2016 Grantor Retained Annuity Trust #1, the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1, and the Joan Byrne Hall 2017 Grantor Retained Annuity Trust (collectively, the “2017 GRATs”).

CUSIP No. 92335C106	SCHEDULE 13D	Page 12 of 16 Pages

During the period from September 26, 2017 through October 2, 2017, the Anne-Marie Ray 2015 GRAT made an annuity payment of 173,519 shares of Common Stock to its sole annuitant, Annie-Marie Ray. In addition, each of the 2016 GRATs made annuity payments of shares of Common Stock to the Beneficiary that is its sole annuitant; the annuity payments included 153,748 shares of Common Stock to Anne-Marie Ray and 144,987 shares of Common Stock to each of the other Beneficiaries. Following the annuity payments, Anne-Marie Ray assigned 327,267 shares of Common Stock to the Anne-Marie Ray Revocable Trust, and each of James Byrne and Joan Byrne Hall assigned 94,897 shares of Common Stock to the James Bradley Byrne Revocable Trust and the Joan Byrne Hall Revocable Trust, respectively.

On September 26, 2017, each of the Revocable Trusts and Thomas F. Byrne II made a gift of 50,000 shares of Common Stock to the Foundation. As a result, the Foundation received 200,000 shares of Common Stock.

On June 19, 2018, each of the 2017 GRATs made annuity payments of 88,997 shares of Common Stock to the Beneficiary that is its respective sole annuitant. Following the annuity payments, each of James Byrne, Joan Byrne Hall, and Anne-Marie Ray assigned 88,997 shares of Common Stock to the James Bradley Byrne Revocable Trust, the Joan Byrne Hall Revocable Trust, and the Anne-Marie Ray Revocable Trust, respectively.

Robert J. Hall has acquired a total of 71,604 shares of Common Stock from the Issuer in connection with his service as a non-employee director of the Issuer, including 35,437 shares of Common Stock acquired upon vesting of restricted common shares upon completion of the Issuer’s initial public offering in October 2010 and an aggregate of 36,167 shares of Common Stock acquired between March 2012 and March 2018 upon the vesting of restricted stock units that were granted to him annually, in his capacity as a director of the Issuer, under the Vera Bradley, Inc. 2010 Equity and Incentive Plan.

In 2004, Michael C. Ray purchased 1,772,027 shares of Common Stock from the Company’s founders, Baekgaard and Patricia R. Miller, using the proceeds of a $500,000 loan from Baekgaard and Patricia R. Miller that Mr. Ray subsequently repaid in full. In July 2010, the Issuer granted to Mr. Ray, who was, at the time, the Company’s Chief Executive Officer, 155,923 restricted shares of the Issuer’s Common Stock. The restricted shares vested upon completion of the Issuer’s initial public offering in October 2010. In March 2012, Mr. Ray purchased 10,000 shares of Common Stock in the public trading markets, using his personal funds. Mr. Ray also received 10,059 shares of Common Stock as a result of the vesting, during 2012 and 2013, of restricted stock units granted to him under the Vera Bradley, Inc. 2010 Equity and Incentive Plan.

In 2009, Michael C. Ray transferred 885,996 shares of Common Stock to the Michael C. Ray 2009 Grantor Retained Annuity Trust (the “2009 GRAT”) for the benefit of Mr. Ray’s spouse and children. Anne-Marie Ray has served as the sole trustee of the 2009 GRAT since January 19, 2013. Michael C. Ray shares investment power with respect to the shares of the 2009 GRAT.

CUSIP No. 92335C106	SCHEDULE 13D	Page 13 of 16 Pages

All share information in this Amendment No. 11 with respect to transactions occurring prior to October 18, 2010 have been adjusted to reflect a 35.437-for-one stock split, which occurred on that date.

Item 5. Interest in Securities of the Issuer.

See the information contained on the cover pages of this Amendment No. 11, which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 35,636,983 outstanding shares of Common Stock of the Issuer as of June 6, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2018. In computing the number of shares of Common Stock beneficially owned by a person, common shares subject to restricted stock units, options, warrants or rights, if any, held by that person that are currently exercisable or are exercisable or vest within 60 days of the date hereof are deemed outstanding with respect to that person but are not deemed outstanding with respect to any other person.

During the 60 day period preceding the filing of this Amendment No. 11, each of Michael C. Ray, the Michael Ray 2009 GRAT and the Anne-Marie Ray Revocable Trust sold shares of Common Stock as set forth below:

Michael C. Ray

Date	Number of Shares Sold	Weighted Average Price
May 23, 2018	2,429	$11.44
May 24, 2018	2,429	$11.41
June 11, 2018	2,429	$14.09
June 12, 2018	2,429	$14.16
June 27, 2018	2,429	$14.58
June 28, 2018	2,429	$14.60
July 10, 2018	2,429	$14.05
July 11, 2018	2,429	$13.48

Michael Ray 2009 GRAT

Date	Number of Shares Sold	Weighted Average Price
May 23, 2018	10,913	$11.44
May 24, 2018	10,913	$11.41
June 11, 2018	10,913	$14.10
June 12, 2018	10,913	$14.15
June 27, 2018	10,913	$14.59
June 28, 2018	10,913	$14.61
July 10, 2018	10,913	$14.06
July 11, 2018	10,913	$13.49

CUSIP No. 92335C106	SCHEDULE 13D	Page 14 of 16 Pages

Anne-Marie Ray Revocable Trust

Date	Number of Shares Sold	Weighted Average Price
May 23, 2018	3,276	$11.44
May 24, 2018	3,276	$11.41
June 11, 2018	3,276	$14.09
June 12, 2018	3,276	$14.16
June 27, 2018	3,276	$14.58
June 28, 2018	3,276	$14.60
July 10, 2018	3,276	$14.05
July 11, 2018	3,276	$13.48

All of the transactions listed above involved sales in the public trading markets pursuant to a Rule 10b5-1 trading plan adopted by Michael C. Ray, the Michael Ray 2009 GRAT and the Anne-Marie Ray Revocable Trust on April 8, 2018.

On June 19, 2018, each of the 2017 GRATs made a donation of 11,500 shares of Common Stock (46,000 shares in the aggregate) to a charitable organization. Also on June 19, 2018, the Foundation made donations aggregating 20,300 shares of Common Stock to two other charitable organizations.

On June 25, 2018 the Trust sold 400,000 shares of Common Stock in a block trade for an aggregate of $5,772,000, or $14.43 per share.

On June 26, 2018, the Trust sold 200,000 shares of Common Stock to the Issuer for an aggregate of $2,886,000, or $14.43 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As noted in Item 5, on June 26, 2018, the Trust sold 200,000 shares to the Issuer for an aggregate of $2,886,000, or $14.43 per share. The Share Purchase Agreement, dated as of June 26, 2018, with respect to this transaction is filed herewith as Exhibit 2.

Except as otherwise set forth above, during the past 60 days, none of the Reporting Persons engaged in reportable transactions in the Issuer’s Common Stock.

Item 7. Material to be Filed as Exhibits

The following exhibit is filed with this Amendment No. 11:

Exhibit 2— Share Purchase Agreement, dated as of June 26, 2018, between the Trust and the Issuer.

Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2018

BARBARA B. BAEKGAARD 2009 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

BARBARA BRADLEY BAEKGAARD FAMILY FOUNDATION

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

By:	/s/ Anne-Marie Ray
Anne-Marie Ray
Trustee

By:	/s/ Thomas F. Byrne, II
Thomas F. Byrne, II
Trustee

By:	/s/ Barbara B. Baekgaard
Barbara B. Baekgaard
Trustee

/s/ Robert J. Hall
Robert J. Hall

/s/ Joan Byrne Hall
Joan Byrne Hall

Page 16 of 16 Pages

/s/ Michael C. Ray
Michael C. Ray

/s/ James B. Byrne
James B. Byrne

/s/ Thomas F. Byrne, II
Thomas F. Byrne, II

/s/ Anne-Marie Ray
Anne-Marie Ray